FRANKLIN TEMPLETON

Franklin Bitcoin ETF (EZBC)

Bitcoin investing, as easy as E-T-F

Simplified access	Convenient and cost-effective, lowering the barrier of entry into the crypto market.
Credibility	Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.
Emerging opportunity	Exposure to an emerging asset class still early in its adoption cycle, with the potential for attractive returns for risk-tolerant investors willing to embrace volatility.

Fund overview

Listing Exchange	CBOE – Bzx
Sponsor Fee	0.29%
Bitcoin Custodian	Coinbase Custody Trust Company, LLC
Benchmark	CME CF Bitcoin Reference Rate
Inception Date	January 11, 2024
Asset Class	Alternative
Investment Objective	Seeks to reflect generally the performance of the price of bitcoin before payment of the fund's expenses

Franklin Templeton: A digital assets pioneer

Early adopter with broad expertise and technical talent

Our 40+ person team has been active in the digital assets ecosystem since 2018, building blockchain-based technology solutions, developing a range of investment strategies, and running node validators.

Dedicated digital assets research

We leverage fundamental "tokenomics" analysis, insights from our dedicated data science team, and our deep industry connections to help inform product development and investment decisions.

Track record of responsible innovation

We launched the first U.S. registered mutual fund to use public blockchains to process transactions and record share ownership.

The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund. Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Templeton Digital Holdings Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on September 06, 2023. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase Custody Trust Company, LLC serves as the Custodian (the "Custodian") of the Fund's bitcoins. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

A bright spot for new crypto investors

A spot bitcoin ETF will provide access to the price of bitcoin with these additional potential benefits compared to holding bitcoin directly:

- No need to self-custody in digital wallets and safeguard private keys
- Avoid interfacing with an unfamiliar technology that operates without an intermediary
- Potentially pay lower fees due to economies of scale provided by a pooled investment vehicle

A large viable market with high growth potential

Growth within the cryptocurrency market has increased up to ~13x in the last 4 years at its peak, from $200mm in 2018 to over $2.6T in 2021.

Total Cryptocurrency Market Cap[1]


Total Market Cap (USD, Billions)
3.00
2.00
1.00
0.00
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
$1,650

Data as of December 31, 2023.

1. Source: Coinmarketcap, 2023.

What should I know before investing?
All investments involve risks, including possible loss of principal.
The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **The Fund holds only bitcoin and cash and is not suitable for all investors.** The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments. **An investment in the Fund is not intended as a complete investment plan.** The value of the Fund's shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Fund's shares and investors could lose all or substantially all invested funds. An investment in the Fund is subject to a high degree of risk and should be considered speculative. The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. **The index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile**, adversely affecting the value of the Fund's shares. **Digital asset markets in the U.S. exist in a state of regulatory uncertainty**, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Fund's shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally. **Security threats** to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the shares. **Competitive pressures** may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

IMPORTANT INFORMATION
The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting **franklintempleton.com**.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of bitcoin. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

The **CME CF Bitcoin Reference Rate** is a once-a-day benchmark index price that aggregates Bitcoin trade data from multiple USD markets operated by major cryptocurrency exchanges. The domicile, regulation and legal compliance of the bitcoin trading platforms included in the CF Benchmarks Index varies. Further information regarding each bitcoin exchange may be found, where available, on the websites for such bitcoin exchanges and public registers for compliance with local regulations, among other places. Source: CF Benchmarks Ltd. Important data provider notices and terms available at www.franklintempletondatasources.com. Indexes are unmanaged, and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges. Important data provider notices and terms available at www.franklintempletondatasources.com.

FRANKLIN TEMPLETON | **franklintempleton.com**

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

US_FTISETF_2328430_2228430
EZBC FL 01/24